
October 20, 2022

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
3900 West Alameda Avenue
Suite 1200
Burbank, CA 91505

      Re: StartEngine Crowdfunding, Inc.
          Form 10-12G
          Filed April 6, 2022
          File No. 000-56415

Dear Howard Marks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Finance